Exhibit 3.1

Amendment to the Bylaws of Enochian Biosciences, Inc.

ARTICLE III

OFFICERS

The officers of the corporation shall consist of a President and a Secretary who shall also be the Chief Executive Officer of the corporation unless otherwise specified by the Board of Directors, and, if deemed necessary, expedient, or desirable by the Board of Directors, a Treasurer, Chief Financial Officer, a Chair of the Board, a Vice-Chair of the Board, an Executive Vice- President, one or more other Vice-Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers with such title as the resolution of the Board of Directors choosing them shall designate. Except as may otherwise be provided in the resolution of the Board of Directors choosing such officer, no officer other than the Chair or Vice-Chair of the Board, if any, need be a director. Any number of offices may be held by the same person, as the directors may determine.

The Board may designate the Chair of the Board or the Vice-Chair of the Board as an officer known as the Executive Chair or Vice-Chair of the Board. The Executive Chair (or the Executive Vice-Chair in the absence of an Executive Chair) of the Board shall, if present, perform such other powers and duties as may be assigned to him or her from time to time by the Board of Directors as an executive officer of the corporation. The Chief Executive Officer of the corporation shall report to the Executive Chair (or the Executive Vice-Chair in the absence of an Executive Chair), if present. If at any time there is no Chief Executive Officer, the Executive Chair of the Board (or the Executive Vice-Chair in the absence of an Executive Chair), if present, shall also act as the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in this Article III or by resolution of the Board of Directors.

Unless otherwise provided in the resolution choosing such officer, each officer shall be chosen for a term which shall continue until such officer’s resignation or removal by the Board of Directors.

All officers of the corporation shall have such authority and perform such duties in the management and operation of the corporation as shall be prescribed in the resolutions of the Board of Directors designating and choosing such officers and prescribing their authority and duties, and shall have such additional authority and duties as are incident to their office except to the extent that such resolutions may be inconsistent therewith. The Secretary or an Assistant Secretary of the corporation shall record all of the proceedings of all meetings and actions in writing of stockholders, directors, and committees of directors, and shall exercise such additional authority and perform such additional duties as the Board shall assign to him. Any officer may be removed, with or without cause, by the Board of Directors. Any vacancy in any office may be filled by the Board of Directors.”